July 2, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention:     Russell Mancuso, Branch Chief

Joseph McCann

Re:              TearLab Corporation

Registration Statement on Form S-3

Filed on June 17, 2013

File No. 333-189372

Dear Mr. Mancuso:

On behalf of TearLab Corporation, a Delaware corporation (the “Company”), we provide this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) to the filing of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), which were furnished by the Staff’s letter dated June 28, 2013 (the “Staff Letter”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing by electronic mail a copy of this letter and a marked copy of Amendment No. 1 (against the Registration Statement filed on June 17, 2013). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and have followed each comment with the Company’s response thereto.

 Fee Table

1.

As written, clauses (B) and (C) of your footnote (2) appear to exceed the scope of Rule 416. Please revise footnote (2) to reflect the language of Rule 416. See also the Division of Corporation Finance’s Securities Act Sections Compliance and Disclosure Interpretation 139.10 available on the Commission’s website.

U.S. Securities and Exchange Commision

Attn: Russell Mancuso

July 2, 2013

In response to the Staff’s comment in the Staff Letter, footnote (2) has been revised to read as follows:

“Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover any additional shares of the registrant’s securities that become issuable by reason of any stock splits, stock dividends or similar transactions.”

 Signatures, page II-6

2.

Below the second paragraph of text required on the Signatures page, please indicate who signed your document in the capacity of controller or principal accounting officer. Refer to Section 6(a) of the Securities Act and Instruction 1 to the Form S-3 Signatures page.

In response to the Staff’s comment in the Staff Letter, the Company has revised the signature page with Amendment No. 1 to identify Mr. Dumencu as Principal Accounting and Financial Officer.

Exhibit 5.1

3.

Please file an opinion of counsel that indicates whether the depositary shares will, when sold, be legally issued and will entitle holders to the rights specified in the deposit agreement and the depositary receipts.

In response to the Staff’s comment in the Staff Letter, we have filed with Amendment No. 1 a revised Exhibit 5.1 that includes the requested language.

4.

From the first sentence of the penultimate paragraph of this exhibit, it is unclear whether the opinion covers the relevant laws of the jurisdictions governing the issues required to be addressed by Regulation S-K Item 601(b)(5) for the warrants, units and depositary shares. For example, does the Delaware General Corporation Law include all applicable contract laws that affect these issues? Please file an opinion that addresses all appropriate jurisdictions’ laws.

The revised legal opinion filed as Exhibit 5.1 with Amendment No. 1 covers the federal laws of the United States and the laws of the States of New York, California, and Delaware. We believe that the laws of New York would be most likely to govern any contractual arrangements relating to the warrants, units, and depositary shares as New York law is the most common jurisdiction for choice of law provisions in financing agreements for public companies in the United States. In the unanticipated event that the parties chose an alternative jurisdiction to New York, we believe that Delaware, where the Company is legally domiciled, or California, where the Company’s principal executive offices are located, would be the next most likely jurisdictions for the choice of law provisions. As a result, we respectfully submit that the legal opinion contained in Exhibit 5.1, as filed with Amendment No. 1, covers the applicable contract laws of all appropriate jurisdictions.

U.S. Securities and Exchange Commision

Attn: Russell Mancuso

July 2, 2013

5.

Please file an opinion that does not contain the restrictions and limitations in the last sentence of the penultimate paragraph currently in this exhibit. For guidance, please see section II.B.3.b of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment in the Staff Letter, we have revised the opinion in Exhibit 5.1 to remove the identified restrictions and limitations.

*     *     *     *

In response to the request of the Staff, we have provided as Exhibit A to this letter a written statement from the Company providing the requested acknowledgements.

Your prompt attention to our responses is greatly appreciated. If you have any further questions or comments, please do not hesitate to contact me at (858) 350-2389.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert F. Kornegay
Robert F. Kornegay

cc:           TEARLAB CORPORATION

Elias Vamvakas, Chief Executive Officer

William G. Dumencu, Chief Financial Officer

WILSON, SONSINI, GOODRICH & ROSATI, P.C.

Martin J. Waters

Anthony G. Mauriello

EXHIBIT A

Acknowledgements of TearLab Corporation

As requested by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), TearLab Corporation, a Delaware corporation (the “Company”), hereby provides certain written confirmations to the Commission.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in its Registration Statement on Form S-3 (File No. 333-189372).

In addition, the Company acknowledges that:

(a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ William G. Dumencu
William G. Dumencu
Chief Financial Officer & Treasurer
(Principal Accounting & Financial Officer)